Exhibit 99.1

OKYO Pharma Limited
(“OKYO”, “OKYO Pharma” or the “Company”)

OKYO Pharma Announces Custom Clearance of GMP Packaged OK-101 Drug to be Used in Phase 2 Clinical Trial for Treating Dry Eye Disease

London and New York, NY, February 28, 2023 – OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease (DED) to address the significant unmet need in this multi-billion-dollar market, today announced that its GMP packaged OK-101 drug to be used in the upcoming Phase 2, first-in-human, clinical trial in patients with DED, which was recently shipped from Europe, has cleared customs in the United States.

OKYO is now in the process of having randomization codes generated for its double blinded placebo-controlled trial, along with other activities needed for initiating the trial, including authorization of those clinical sites planned for the Phase 2 clinical trial. Once these activities are completed, the drug for the study is planned to be shipped to those sites involved in the trial. OKYO is anticipating the first-patient-first visit in Q1 2023 and looking to release top-line data from this trial in Q4 2023.

“Initiation of the first-in-human Phase 2 trial for OK-101 to treat DED has been a central and critical goal for the company for the past 18 months,” said Gary S. Jacob, Ph.D., CEO of OKYO Pharma Ltd. “We are excited to be very close now to moving this drug into clinical trials and believe that OK-101 can provide a new way to treat DED patients who are presently not well-served by currently approved drugs.”

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 has been shown to produce anti-inflammatory and neuropathic pain-reducing activities in mouse models of DED and corneal neuropathic pain, respectively, and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the drug molecule to enhance the residence time of OK-101 within the ocular environment.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further information, please visit the Company’s website at www.okyopharma.com

The person who arranged for the release of this announcement on behalf of the Company was Gary S. Jacob, Ph.D., Chief Executive Officer of OKYO.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

Optiva Securities Limited (Broker)	Robert Emmet	+44 (0)20 3981 4173